Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (the “Company”)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Item 2	Date of Material Change

January 31, 2023

Item 3	News Release

A prospectus supplement dated January 31, 2023 to the short form base shelf prospectus dated July 14, 2021 was filed on SEDAR with applicable securities commissions.

Item 4	Summary of Material Change

The Company entered into an equity distribution agreement (the “EDA”) with Maxim Group LLC (the “Agent”) dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an “at-the-market offering” (the “Offering”) of up to US$15 million in common shares of the Company (the “Offered Shares”) in the United States only, on the Nasdaq Capital Market (the “Nasdaq”). No securities will be offered or sold in Canada or through the facilities of the Canadian Securities Exchange.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company entered into the EDA with the Agent on January 31, 2023, pursuant to which the Company could, from time to time, distribute the Offered Shares under the Offering on the Nasdaq. No securities will be offered or sold in Canada or through the facilities of the Canadian Securities Exchange.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering will be made pursuant to a prospectus supplement (the “Canadian Prospectus Supplement”), to the short form base shelf prospectus dated July 14, 2021 (the “Canadian Base Shelf Prospectus”) qualifying the distribution of the Offered Shares in each of the provinces of British Columbia, Saskatchewan and Ontario, and a prospectus supplement (the “U.S. Prospectus Supplement”) to the registration statement on Form F-10, as amended, that became effective on July 29, 2021 (File No. 3333-258074) containing the Canadian Base Shelf Prospectus under the Multi-jurisdictional Disclosure System (“MJDS”), registering the offer and sale of the Offered Shares under the United States Securities Act of 1933, as amended. The Nasdaq has been notified of the Offering.

The Offering will terminate upon the earlier of (a) the sale of US$15 million of Common Shares subject to the EDA, or (b) the termination of the EDA by the Agent or the Company, as permitted therein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer
Tel: 1.800.979.9794

Item 9	Date of Report

February 9, 2023